SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 01 July 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



July 1, 2004

                             BP BOARD APPOINTMENTS

The board of BP announced today that it has appointed Sir Tom McKillop as a non-executive director and Mr Iain Conn as an executive director, both with immediate effect.

Sir Tom, 61, is the chief executive of AstraZeneca PLC. He joined ICI in 1969 and has held a number of senior technical and general management positions within ICI and Zeneca. Sir Tom is currently a non-executive director of Lloyds TSB Group and chairman of British Pharma Group.

Iain Conn, 41, joined BP in 1985 and has held a number of posts in supply and trading, refining and marketing, exploration and production and in BP Group headquarters. Most recently, he was chief executive of BP's Petrochemicals segment.

As Group executive officer, he will have regional responsibility for Europe, including the UK, together with Russia, the Middle East, the Caspian and Africa. He will also be responsible for BP's major functional divisions, including health, safety and environment, human resource management, marketing, technology, digital business, security, procurement and pensions operations.

Notes to Editors:

   *A biography of Mr Conn is attached and photographs are available from the BP Press Office.

Further information:

BP Press Office, London tel: +44 (0)207 496 4076

IAIN CONN

In his role as an executive director of the BP Group, Iain Conn has regional responsibility for Europe, including the UK, together with Russia, the Middle East, the Caspian and Africa. He has functional responsibility for Health, Safety & Environment, Human Resource Management, Marketing, Technology, Digital Business, Security, Procurement and Pensions Operations.
He was previously chief executive of BP's petrochemicals segment, the third largest petrochemicals business in the world, with over 16,000 employees and large-scale manufacturing plants in the Americas, Europe and Asia.
Before that he worked in BP's downstream segment as group vice president r esponsible for BP's marketing operations in Europe. He was also responsible for the integration of Veba Oel into the BP organisation and had regional responsibility for BP in Europe. Additionally he was a member of the executive committee for BP's global refining and marketing business and in 2000 he held responsibility for markets in Asia, Africa and Latin America.

His career with BP began in commercial refining and oil trading but over the last 12 years he has spent time in various roles in Exploration & Production, Refining & Marketing and in Group headquarters.

Iain was born in Edinburgh, educated in Musselburgh, Scotland and subsequently studied chemical engineering and management at The Imperial College, London.

Iain is Chairman of the Advisory Board of The Imperial College London Tanaka Business School.

Personal interests include family, fishing, skiing, music (blues and classical), saxophone, antiques, food & wine, and travel.

Iain is married and has three children.

                            - ENDS -




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 01 July 2004                               /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary